Exhibit 99.1

Altamira Therapeutics Ltd.

Notice of the Annual General Meeting of Shareholders

to be held on June 11, 2025 in Hamilton, Bermuda

Notice of the Annual General Meeting of Shareholders of Altamira Therapeutics Ltd. (the “Company”) to be held on June 11, 2025

To the shareholders of Altamira Therapeutics Ltd.:

The Company’s annual general meeting of shareholders (“Annual General Meeting”) will be held at the following place and time:

Date: June 11, 2025, 8:00 am Atlantic Daylight Time

Place: Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

Agenda

1 Election of Directors

To re-elect the following four persons as directors of the Company to hold office until the 2026 Annual General Meeting of shareholders (or until their respective successors are elected) (“Proposal 1”):

- Thomas Meyer

- Mats Peter Blom

- Alain Munoz

- Dominik Lysek

For details on our directors, please see “Item 6. Directors, Senior Management and Employees-A. Directors and senior management” of our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2025 (the “Annual Report”).

The Board recommends that shareholders vote “FOR ALL” the nominees for director. If not otherwise specified, proxies will be voted “FOR ALL” the nominees for director.

2 Appointment of Auditors

To appoint BDO AG, Zurich, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 and to authorize the Company’s Audit Committee of the Board of Directors to determine their remuneration (“Proposal 2”).

The Board recommends a vote “FOR” the appointment of BDO AG to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2025 and to authorize the Audit Committee to determine their remuneration. If not otherwise specified, proxies will be voted “FOR” Proposal 2.

3 Other Business

To transact such other business as may properly come before the meeting, and any adjournment or postponement thereof.

The Company will also present at the Annual General Meeting the financial statements for the year ended December 31, 2024 together with the auditor’s report thereon, which will be laid before the shareholders in accordance with Bermuda law.

The Board of Directors of the Company has fixed the close of business on May 1, 2025 as the record date for determination of shareholders on the Register of Members entitled to notice of, and to vote at, the Annual General Meeting and any adjournment or postponement thereof. Only shareholders of record at the close of business on the record date are entitled to receive the Notice of, and to vote at, the Annual General Meeting.

Supporting Documents: A copy of this Notice of the Annual General Meeting as well as the Company’s financial statements for the year ended December 31, 2024 together with the auditor’s report thereon is available for download in the “Investors” section of our website (www.altamiratherapeutics.com). If you would like to receive a hard copy of these financial statements and auditor’s report, please request a copy by email to: hear@altamiratherapeutics.com.

Hamilton, Bermuda, May 9, 2025

For the Board of Directors

// Thomas Meyer, Chairman and CEO

Organizational Matters

A.	Documentation

The documentation for the Annual General Meeting is available for download in the “Investors” section of our website (www.altamiratherapeutics.com).

B.	Invitation and Attendance

Shareholders registered in the register of members maintained by our transfer agent, Equiniti Trust Company, LLC, at 4 pm EDT on May 1, 2025 are entitled to receive notice of and vote at the Annual General Meeting. On May 9, 2025 the mailing of the invitation and proxy form will be initiated to all holders of record as at May 1, 2025.

If you wish to attend the Annual General Meeting in person, you will be required to present the enclosed proxy form and a valid government issued proof of identification.

C.	Representation

Shareholders of record, who do not attend the Annual General Meeting in person, may grant a proxy in writing to another shareholder or other third party.

Proxies submitted by mail must be received by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood NY 11717, USA, no later than 4 pm EDT on June 9, 2025. Proxies received after such time will not be considered.

To vote electronically, go to proxyvote.com and follow the instructions. You will need a 16-digit control number that is included on your proxy form. Electronic instructions must be received no later than 11:59 pm EDT on June 9, 2024.

Shareholders that have granted a proxy may not vote their shares at the Annual General Meeting unless such proxy is revoked.

D.	Registration as a Shareholder with Voting Rights/No Trading Restrictions

Instructions on how a “street name” holder may become a holder of record are available in the “Investors” section of our website (www.altamiratherapeutics.com). Between 4 pm EDT on May 1, 2025 and 4 pm EDT on June 9, 2025 no shareholder will be registered as a shareholder of record in the Company’s register of members. Equiniti Trust Company, LLC will continue to register transfers of shares in the register of members in its capacity as transfer agent.

The registration of shareholders for voting purposes does not impact trading of Altamira Therapeutics shares held by registered shareholders before, during or after the Annual General Meeting.

E.	“Street Name” Holders

“Street name” holders hold their shares through a bank, brokerage firm or other nominee. The record date for “street name” holders is May 1, 2025. “Street name” holders should follow the instructions provided by their bank, broker or nominee when voting their shares. “Street name” holders who wish to vote in person at the Annual General Meeting must obtain a signed proxy from the organization that holds their shares entitling them to represent and vote the shares at the Annual General Meeting. The proxy must be presented at the entrance together with a government issued proof of identification.

“Street name” holders who have not obtained a proxy from their broker or custodian are not entitled to vote in person or participate in the Annual General Meeting.

F.	Presence Quorum Requirement

Our bye-laws provide that at any general meeting two or more persons present at the start of the meeting and representing in person or by proxy issued and outstanding voting shares in the Company shall form a quorum for the transaction of business.

G.	How Many Votes you Have

On each proposal to be voted upon, you have one vote for each of our common shares that you owned on the record date.

H.	Required Vote

All proposals presented for approval shall be decided by the affirmative votes of a majority of the votes cast at the Annual General Meeting, whether in person or by proxy.

I.	How Votes are Counted

For all proposals presented, you may vote “For”, “Against”, or “Abstain”. Votes that abstain and broker non-votes will neither be counted as a vote for or against the proposal.

A “broker non-vote” occurs when a broker, bank, or other nominee holding shares for a beneficial owner in street name does not vote on a particular proposal because it does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner of those shares, despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions.

The question of whether a broker, bank, or other nominee will be able to vote your shares depends on whether the New York Stock Exchange (“NYSE”), deems the particular proposal to be a “routine” matter and how your broker, bank or other nominee exercises any discretion it may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes.

We believe that only Proposal 2 is likely to be considered a “routine” matter by the NYSE, and all of the other proposals will be considered “non-routine” matters. This belief is based on preliminary guidance from the NYSE and may be incorrect or change before the Annual General Meeting. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

J.	Revocability of Proxy

If you are a shareholder of record, you may revoke your proxy and change your vote at any time before the respective vote at the Annual General Meeting. You may vote again on a later date via the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the Annual General Meeting will be counted), by signing and returning a new proxy card with a later date, or by attending the Annual General Meeting and voting in person. Your attendance at the Annual General Meeting will not automatically revoke your prior proxy unless you vote again at the Annual General Meeting or specifically request in writing that your prior proxy be revoked. You may also request that your prior proxy be revoked by following the steps on item C. Representation above.

If you hold your shares in street name, you will need to follow the voting instructions provided by your broker, bank or other nominee regarding how to revoke or change your vote.

K.	Cost of Proxy Preparation and Solicitation

We pay the cost of proxy preparation and solicitation, including the reasonable charges and expenses of brokers, banks or other nominees for forwarding proxy materials to street name holders.

We are soliciting proxies primarily by mail. In addition, our directors, officers and regular employees may solicit proxies by telephone, facsimile, mail, other means of communication or personally. These individuals will receive no additional compensation for such services.

We will ask brokers, banks, and other nominees to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. We will reimburse them for their reasonable charges and expenses.

Questions:

Please contact Altamira Therapeutics at the address below:

Altamira Therapeutics Ltd.
Attn. Investor Relations
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda
hear@altamiratherapeutics.com